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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

               |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

             |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 000-23975

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    First Niagara Financial Group 401(k) Plan

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       First Niagara Financial Group, Inc.
                             6950 South Transit Road
                                  P.O. Box 514
                          Lockport, New York 14095-0514

REQUIRED INFORMATION

      The First Niagara Financial Group 401(k) Plan (the "Plan") is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2005 and 2004, as an exhibit to this report. Such Plan financial statements and schedule include Reports of Independent Registered Public Accounting Firms thereon.

EXHIBIT INDEX

      23.1  Consent of Independent Registered Public Accounting Firm
      23.2  Consent of Independent Registered Public Accounting Firm
      99 First Niagara Financial Group 401(k) Plan Financial Statements and Schedule as of and for the years ended December 31, 2005 and 2004, with Reports of Independent Registered Public Accounting Firms thereon.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Financial Group, Inc. (as administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 28, 2006                           By: /s/ John R. Koelmel
      ---------------------------                 ------------------------------
                                                  John R. Koelmel
                                                  Executive Vice President and
                                                  Chief Financial Officer

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